FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of February 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 1, 2012	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Net revenue of Y404.9bn, up 34% QoQ and 37% YoY; Pretax income of Y34.5bn and net income of Y17.8bn; All business divisions profitable on pretax basis

•	Retail performance remained resilient amid decline in investor risk appetite; Asset Management contained costs and continued to deliver stable earnings

•	Wholesale reported significantly higher revenues in all regions and across all business lines

•	Robust financial position with total capital ratio of 15.5% and Tier 1 capital ratio of 12.9% under Basel 2.5

Tokyo, February 1, 2012—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2012.

Net revenue for the third quarter was 404.9 billion yen (US$5.3 billion)1, a 34 percent increase on the previous quarter and 37 percent higher than the same quarter last year. Income before income taxes was 34.5 billion yen (US$448 million) and net income attributable to Nomura Holdings shareholders was 17.8 billion yen (US$232million).

“Our third quarter results improved significantly from last quarter with all divisions profitable on a pretax basis and substantially higher overall net revenue and income. Retail and Asset Management continued to deliver stable earnings amid challenging market conditions. Wholesale reported stronger revenues in all regions and business lines, driven by improved trading revenues and further growth across our global investment banking platform,” said Kenichi Watanabe, Nomura’s Group CEO.

“We have made solid progress towards achieving the targets of our $1.2 billion cost reduction program announced in November. We continue to reduce risk assets and manage risk prudently to position the firm for the new regulatory environment. Looking ahead, we will focus on delivering value-added products and services to our clients, while maintaining our robust financial position and abundant liquidity portfolio.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 76.98 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2011/12 Q3			QoQ	YoY
Net revenue	Y	79.7	bn	-5%	-18%
Income before income taxes	Y	10.1	bn	-6%	-56%

Net revenue in Retail was 79.7 billion yen, down 5 percent quarter on quarter and 18 percent year on year. Income before income taxes declined 6 percent sequentially and 56 percent from the prior year to 10.1 billion yen.

Despite a marked decline in risk appetite among retail investors due to current market conditions, Retail reported its seventh straight quarter of net asset inflows as its consulting based strategy continued to deliver results.

Sales of fixed income products remain strong, increasing for the fourth consecutive quarter. Nomura continues to attract new retail clients with a total of 50,000 new accounts opened in the third quarter.

Asset Management

	FY2011/12 Q3			QoQ	YoY
Net revenue	Y	15.3	bn	-4%	-11%
Income before income taxes	Y	4.2	bn	-10%	-24%

Asset Management net revenue declined 4 percent on the previous quarter and 11 percent compared to the third quarter last year to 15.3 billion yen. Income before income taxes was down 10 percent quarter on quarter and 24 percent year on year at 4.2 billion yen.

Asset Management continued to deliver stable earnings by controlling costs to offset a slight decline in assets under management. Although public stock investment trusts (excluding ETFs) reported net outflows as investors shied away from the market, net inflows of 96.8 billion yen into ETFs underpinned assets under management, which declined only slightly from the second quarter.

Wholesale

	FY2011/12 Q3			QoQ	YoY
Net revenue	Y	176.2	bn	+122%	+2%
Income before income taxes	Y	37.8	bn	—	3.5	x

Wholesale reported net revenue of 176.2 billion yen, an increase of 122 percent on the previous quarter and 2 percent on the same period last year. Income before income taxes was 37.8 billion yen. All regions and all business lines reported significantly higher revenues compared to the second quarter.

In Global Markets, trading revenues improved across all products in both Fixed Income and Equities.

Fixed Income revenues increased across most product lines, jumping 56 percent compared to the previous quarter. Revenues in the Credit and Rates businesses were driven by structured products, while FX revenues increased on stronger client flows and higher trading revenues. Asia ex-Japan and EMEA reported higher revenues and the revenue contribution from international businesses increased from 53 percent in the first half of the year to 68 percent in the third quarter. Overall Fixed Income client revenues were up 5 percent quarter on quarter.

Despite subdued market volumes, Equities reported a 19 percent increase in net revenue compared to last quarter. The stronger results were mostly attributable to improved trading revenues. A rebound in the cash equities and derivatives businesses in the Americas also contributed to the higher revenues.

Investment Banking returned to profit on a pretax basis, reporting a marked improvement in revenues compared to last quarter. Revenues were driven by DCM transactions for Japanese and international issuers, cross-border M&A, and various ECM/DCM deals for European financial institutions. Revenues were also booked in the private equity business.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of December, Nomura’s total capital ratio was 15.5 percent and its Tier 1 ratio was 12.9 percent under Basel 2.5. Nomura had total assets of 33.5 trillion yen and shareholders’ equity of 2.1 trillion yen. Gross leverage was 16.2 times and net leverage was 10.1 times. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2012 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.